Filed Pursuant to Rule 424(b)(3)
Registration No. 333-261578

PROSPECTUS SUPPLEMENT NO. 4
(to Prospectus dated May 2, 2022)

Local Bounti Corporation
Up to 71,975,761 Shares of Common Stock
Up to 11,539,216 Shares of Common Stock Issuable Upon Exercise of Warrants
Up to 5,333,333 Warrants

This prospectus supplement supplements the prospectus dated May 2, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-261578). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 15, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of up to (A) 83,514,977 shares of our common stock, par value $0.0001 per share (the “Common Stock”), which consists of up to (i) 15,000,000 shares of Common Stock issued in a private placement pursuant to subscription agreements entered into on June 17, 2021 and November 4, 2021, (ii) 5,333,333 shares of Common Stock that are issuable by us upon the exercise of 5,333,333 warrants (the “Private Warrants”) originally issued in a private placement to the Sponsor in connection with the initial public offering (the “IPO”) of Leo Holdings III Corp (our predecessor company), at an exercise price of $11.50 per share of Common Stock; (iii) 5,500,000 shares of Common Stock that are issuable by us upon the exercise of 5,500,000 warrants originally issued in connection with the IPO at an exercise price of $11.50 per share of Stock that were previously registered (the “Public Warrants”); (iv) 705,883 shares of Common Stock that are issuable by us upon the exercise of 705,883 warrants assumed in connection with the closing of the Business Combination (as defined in the Prospectus) held by a commercial partner; (v) 56,734,761 shares of Common Stock issued upon consummation of our business combination pursuant to the Business Combination Agreement (as defined in the Prospectus) and held by certain of our officers, directors and greater than 5% stockholders and their affiliated entities; (vi) 241,000 shares of Common Stock issued to satisfy fees related to the Business Combination; and (B) 5,333,333 Private Warrants.

Our Common Stock and Public Warrants are listed on the New York Stock Exchange under the symbols “LOCL” and “LOCL WS,” respectively. On August 12, 2022, the closing price of our Common Stock was $3.74 and the closing price for our Public Warrants was $0.47.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
See the section entitled “Risk Factors” beginning on page 8 of the Prospectus to read about factors you should consider before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is August 15, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
_____________________
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 15, 2022
LOCAL BOUNTI CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	001-40125	98-1584830
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
	400 W. Main St.
Hamilton	MT	59840
(Address of principal executive offices, including zip code)
Registrant’s telephone number, including area code: (800) 640-4016

220 W. Main St.	Hamilton	MT	59840
(Former address)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2 (b))
☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, par value $0.0001 per share	LOCL	New York Stock Exchange
Warrants, each exercisable for one share of Common Stock for $11.50 per share	LOCL WS	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02 Results of Operations and Financial Condition.

On August 15, 2022, Local Bounti Corporation issued a press release announcing its financial results for the quarter ended June 30, 2022. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information furnished under this Item 2.02, including Exhibit 99.1, will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section, and will not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits.
(d) Exhibits.

Exhibit No.	Description
99.1	Press release dated August 15, 2022
104	Cover Page Interactive Data File (formatted as inline XBRL)

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Local Bounti Corporation

/s/ Kathleen Valiasek
Name: Kathleen Valiasek
Title: Chief Financial Officer
Date: August 15, 2022

Exhibit 99.1
Local Bounti Announces Second Quarter 2022 Financial Results

Second quarter revenue of $6.3 million, compared to $0.1 million in the prior year period
Georgia facility commenced commercial operations in July 2022
Announces Texas as location of next facility
Reaffirms full year 2022 guidance

HAMILTON, MT – August 15, 2022 – Local Bounti Corporation (NYSE: LOCL, LOCL WS) ("Local Bounti" or the "Company"), a breakthrough U.S. indoor agriculture company combining the best aspects of vertical and greenhouse growing technologies, today announced its second quarter 2022 results for the three months ended June 30, 2022 and reaffirmed full year 2022 guidance.
"We produced solid results and made important progress on our commercial facility expansion during the second quarter. The integration of Local Bounti and Pete's is progressing extremely well — we've had great engagement across the organization and I have been very impressed by our team and our expanded set of capabilities," stated Craig Hurlbert, Co-CEO of Local Bounti. "Looking ahead, we are especially excited about the recent opening of our Georgia facility and the commercial benefits it entails as we expand our footprint. We continue to bring fresh thinking and solutions to the industry and are implementing new elements in real-time that accelerate our build-out schedules and drive higher crop turns — the combination of which support our unwavering focus on capital efficiency."

Second Quarter 2022 Financial Summary
~~•~~Sales of $6.3 million in the second quarter 2022, as compared to $108 thousand in the prior year period. Revenue from the Company's Hamilton, MT facility increased by 52% on a sequential basis in second quarter reflecting the pivot from R&D to commercial production, and the Company's California facilities increased revenue by 9% on a similar basis.
•Gross profit was negative $12 thousand in the second quarter of 2022. Adjusted gross margin percentage1 was approximately 38%, excluding depreciation, stock-based compensation, business combination related integration costs, and business combination fair value basis adjustment to inventory. The reduction in reported gross profit reflects temporary supply chain challenges with suppliers that have since been resolved, but impacted second quarter yields in its California facilities, resulting in higher costs to fill orders. In response to realized cost inflation, the Company expects to realize the benefit from price increases during the third or fourth quarter of 2022.

•Net loss of $31.7 million in the second quarter 2022. Adjusted EBITDA1 loss was $7.9 million excluding $11.7 million in stock-based compensation, $5.5 million in interest expense, $1.3 million of depreciation, $2.1 million of amortization, the fair value inventory adjustment mentioned above of $1.0 million, business combination and integration costs of $1.6 million and restructuring costs of $500 thousand. Net loss was $7.6 million in the prior year period and adjusted EBITDA loss was $3.5 million in the prior year period.

1See reconciliation of the non-GAAP measures at the end of this press release.

Commercial Facility Expansion Update

Next facility to be located in Texas
Local Bounti is currently in site diligence for its next facility to be located in eastern Texas. This location was selected based on customer demand and prospective off-take agreements.

Georgia facility commenced operations in July
As previously announced, the Company completed Phase 1-A construction of its Georgia facility in July 2022 — commencing commercial operations of three acres of the 24-acre plan. In parallel with Phase 1-A's completion, the Company began construction on Phase 1-B in June 2022, which will mirror Phase 1-A in terms of size and capabilities — doubling the capacity of the Georgia facility.
As a component of Phase 1-B's construction, the Company also began construction on the integration of its Stack & Flow Technology™ ("Stack & Flow"). Stack & Flow Technology™ will be integrated across both Phase 1-A and 1-B, which is expected to add approximately 40% of incremental revenue generating capacity to the finished Georgia facility. The Phase 1-B construction is expected to be completed in the second quarter of 2023 and commence operations in the third quarter 2023.
The Company continues to expect to achieve initial run-rate revenue of at least $30 million at full production from its California and Georgia (Phase 1-A) facilities, excluding the expected future positive impact from additional capacity due to incorporating Stack & Flow Technology™ at all three facilities.

California facility upgrades
The Company's two California facilities in Carpinteria and Oxnard are currently undergoing targeted and phased upgrades to existing infrastructure. The first phase, which is currently planned, will complete necessary infrastructure upgrades and increase near-term yields of select SKUs by an estimated 10%. The second phase, which is under consideration, will provide additional yield increases and create opportunities to grow new products, further expanding the Company's SKU diversity. The last phase will be to complete preparations for Stack & Flow Technology™ integration, which is expected to commence in 2023 given coordination and other planning measures with local utilities.

Pasco, Washington facility progress
The future Pasco, Washington facility continues to progress toward construction, which is expected to recommence in September. The site has been redesigned to further optimize operational synergies, to drive best in class unit economics, and to account for synergies with Pete's growing systems to meet demand across the combined product portfolio.

Hamilton, Montana update
The Company continues to advance its growing systems at its Hamilton, Montana facility. Year-to-date ended July 22, 2022, annualized yields from this facility have improved by approximately 20% versus the comparable prior year period. This direct and progressive improvement in yield is an apples-to-apples comparison highlighting the Company's ability to drive higher yields for current and future facilities. Importantly, these improvements do not reflect the impact of existing and future R&D enhancements and innovations that are expected to further accelerate performance at each of our facilities.
Technology Evolution and SKU Expansions

Addressing new growth verticals in high-value crop varieties
Beyond advancements to yield, the Company has identified additional opportunities and applications of its Stack & Flow TechnologyTM to reduce costs and increase yields across a variety of crops and growing environments. The Company is in the early trial stages of longer-term projects for high-value crops such as berries, and it continues to believe that its Stack & Flow Technology™ has a very important place in the future of agriculture.

Launching tests for new salad kit innovations in third quarter
Complementing the Company's existing product assortment is a new category of product innovation — premium salad kits. The SKUs will launch as tests with retailers in the Northwest through the end of 2022 in anticipation of a broader launch in 2023.

Capital Structure
The Company ended the quarter with cash, cash equivalents and restricted cash of $41.3 million and approximately $41.8 million of undrawn capacity on its credit facility with Cargill. It had approximately 94.2 million basic and diluted shares outstanding as of June 30, 2022, and had an additional 11.5 million warrants outstanding and approximately 10.3 million restricted stock units outstanding.

Financial Outlook
Management is reaffirming its full year 2022 sales guidance of at least $20 million, including partial year contribution from its acquisition of Pete's which closed on April 4, 2022.

Conference Call
The Company will host a conference call with members of the Local Bounti executive management team. The conference call is scheduled to begin at 8:00 a.m. ET on Monday, August 15, 2022. To participate on the live call, listeners in North America may dial (877) 514-3623 and international listeners may dial (201) 689-8768.
In addition, the call will be broadcast live via webcast, hosted at the "Investors" section of the Company's website at localbounti.com and will be archived online.

About Local Bounti
Local Bounti is redefining indoor farming with an innovative method – its proprietary Stack & Flow Technology™ – that significantly improves crop turns, increases output and improves unit economics. Local Bounti operates advanced indoor growing facilities across the United States, servicing approximately 10,000 retail doors with its two brands: Local Bounti® and Pete's®. We grow healthy food utilizing a hybrid approach that integrates the best attributes of controlled environment agriculture with natural elements. Our sustainable growing methods are better for the planet, using 90% less land and 90% less water than conventional farming methods. With a mission to 'bring our farm to your kitchen in the fewest food miles possible,' Local Bounti's food is fresher, more nutritious, and lasts 3 to 5 times longer than traditional agriculture. To find out more, visit localbounti.com or eatpetes.com, or follow Local Bounti on LinkedIn for the latest news and developments.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify these forward-looking statements by words such as "anticipate," "approximate," "believe," "commit," "continue," "could," "estimate," "expect," "hope," "intend," "may," "outlook," "plan," "project," "potential," "should," "would," "will" and other similar words or expressions. Forward-looking statements reflect the Company's current expectations or beliefs concerning future events and actual events may differ materially from historical results or current expectations. The reader is cautioned not to place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties, risks, assumptions and other factors, many of which are outside the control of the Company. The forward-looking statements in this press release address a variety of subjects including, for example, projected financial information, statements regarding estimates and forecasts of other financial and performance metrics, projected costs of building or acquiring facilities, projections of market opportunity and market share, and the business prospects of the Company following the Pete's transaction. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: Local Bounti's ability to effectively integrate the recently acquired operations of Pete's into its existing operations; the ability of Local Bounti to retain and hire key personnel; the uncertainty of projected financial information; Local Bounti's increased leverage as a result of additional indebtedness incurred in connection with the recent acquisition of Pete's; restrictions contained in Local Bounti's debt facility agreements with Cargill Financial Services International, Inc.; Local Bounti's ability to repay, refinance, restructure and/or extend its indebtedness as it comes due; and unknown liabilities that may be assumed in acquisitions; Local Bounti's ability to generate revenue; the risk that Local Bounti may never achieve or sustain profitability; the risk that Local Bounti could fail to effectively manage its future growth; the risk that Local Bounti will fail to obtain additional necessary capital when needed on acceptable terms, or at all; Local Bounti's ability to build out additional facilities; reliance on third parties for construction, delays relating to material delivery and supply chains, and fluctuating material prices; Local Bounti's ability to maintain its gross margin or decrease its cost of goods sold over time; potential for damage to or problems with Local Bounti's CEA facilities; Local Bounti's ability to attract and retain qualified employees; Local Bounti's ability to develop and maintain its brand or brands it may acquire; Local Bounti's ability to maintain its company culture or focus on its vision as it grows; Local Bounti's ability to execute on its growth strategy; the risks of diseases and pests destroying crops; Local Bounti's ability to compete successfully in the highly competitive natural food market; Local Bounti's ability to defend itself against intellectual property infringement claims; changes in consumer preferences, perception and spending habits in the food industry; seasonality; Local Bounti's ability to achieve its sustainability goals; and other risks and uncertainties indicated from time to time, including those under "Risk Factors" and "Forward-Looking Statements" in Local Bounti's Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 30, 2022, as supplemented by subsequent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, and other reports and documents Local Bounti files from time to time with the SEC. Local Bounti cautions that the foregoing list of factors is not exclusive and cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date hereof. Local Bounti does not undertake or accept any obligation or undertaking to update or revise any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Non-GAAP Financial Information

This press release contains references to adjusted EBITDA, adjusted gross profit, adjusted gross margin percentage and adjusted selling, general and administrative, which are adjusted from results based on generally accepted accounting principles in the United States ("GAAP") and exclude certain expenses, gains and losses. The Company defines and calculates adjusted EBITDA as net loss attributable to Local Bounti before the impact of interest expense, depreciation, amortization, and adjusted to exclude stock-based compensation expense, business combination fair value basis adjustment to inventory, business acquisition and strategic transaction due diligence and integration related costs, restructuring and business realignment costs, and certain other non-core items. The Company defines and calculates adjusted gross profit as gross profit excluding depreciation, stock-based compensation, business combination related integration costs, and business combination fair value basis adjustment to inventory. The Company defines and calculates adjusted gross margin percentage as adjusted gross profit as a percent of sales. The Company defines and calculates adjusted selling, general and administrative as selling, general and administrative expense excluding stock-based compensation, depreciation, amortization, business acquisition and strategic transaction due diligence and integration related costs, and restructuring and business realignment costs.

These non-GAAP financial measures are provided to enhance the user's understanding of the Company's prospects for the future and the historical performance for the context of the investor. The Company's management team uses these non-GAAP financial measures in assessing performance, as well as in planning and forecasting future periods. These non-GAAP financial measures are not computed according to GAAP and the methods the Company uses to compute them may differ from the methods used by other companies. Non-GAAP financial measures are supplemental, should not be considered a substitute for, or superior to, financial information presented in accordance with GAAP and should be read only in conjunction with the Company's consolidated financial statements prepared in accordance with GAAP.

Refer to the attached financial supplement for a reconciliation of these non-GAAP financial measures to their most directly comparable GAAP measures for the three and six months ended June 30, 2022 and 2021

Contact:

Kathleen Valiasek, Chief Financial Officer
Local Bounti
investors@localbounti.com

LOCAL BOUNTI CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	June 30,	December 31,
	2022	2021
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$ 22,703	$ 96,661
Restricted cash and cash equivalents	18,583	4,416
Accounts receivable, net	2,248	110
Inventory, net	3,106	922
Prepaid expenses and other current assets	3,572	3,399
Total current assets	50,212	105,508
Property and equipment, net	123,615	37,350
Operating lease right-of-use assets	176	55
Goodwill	36,598	—
Intangible assets, net	52,923	—
Other assets	906	1,017
Total assets	$ 264,430	$ 143,930

Liabilities and stockholders' equity
Current liabilities
Accounts payable	$ 5,167	$ 1,920
Accrued liabilities	4,289	16,020
Operating lease liabilities	71	28
Total current liabilities	9,527	17,968
Long-term debt	105,182	11,199
Financing obligation	14,190	13,070
Operating lease liabilities, noncurrent	94	10
Total liabilities	128,993	42,247

Commitments and contingencies

Stockholders' equity
Common stock, $0.0001 par value, 400,000,000 shares authorized, 94,168,464 and 86,344,881 issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	9	9
Additional paid-in capital	261,105	169,916
Accumulated deficit	(125,677)	(68,242)
Total stockholders' equity	135,437	101,683
Total liabilities and stockholders' equity	$ 264,430	$ 143,930

LOCAL BOUNTI CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Sales	$ 6,269	$ 108	$ 6,551	$ 165
Cost of goods sold(1)(2)(3)	6,281	81	6,520	126
Gross profit	(12)	27	31	39
Operating expenses:
Research and development(2)(3)	3,073	723	5,914	1,155
Selling, general and administrative(2)(3)	23,141	2,962	44,502	11,256
Total operating expenses	26,214	3,685	50,416	12,411
Loss from operations	(26,226)	(3,658)	(50,385)	(12,372)
Other income (expense):
Management fee income	28	24	58	44
Convertible Notes fair value adjustment	—	(2,685)	—	(2,984)
Warrant fair value adjustment	—	—	—	—
Interest expense, net	(5,465)	(1,268)	(7,108)	(1,673)
Other income and expense	—	(3)	—	(3)
Net loss	$ (31,663)	$ (7,590)	$ (57,435)	$ (16,988)

Net loss applicable to common stockholders per basic common share:
Basic and diluted	$ (0.36)	$ (0.15)	$ (0.68)	$ (0.35)
Weighted average common shares outstanding:
Basic and diluted	88,607,316	49,131,555	84,830,885	49,131,555

(1) Amounts include the impact for non-cash increase in cost of goods sold attributable to the fair value basis adjustment to inventory in connection with acquisition of Pete's as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Cost of goods sold	$ 1,042	$ —	$ 1,042	$ —
Total business combination fair value basis adjustment to inventory	$ 1,042	$ —	$ 1,042	$ —
(2) Amounts include stock-based compensation as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Cost of goods sold	$ 47	$ —	$ 52	$ —
Research and development	485	—	970	—
Selling, general and administrative	11,164	—	21,687	4,942
Total stock-based compensation expense	$ 11,696	$ —	$ 22,709	$ 4,942

(3) Amounts include depreciation and amortization as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Cost of goods sold	$ 891	$ 12	$ 953	$ 20
Research and development	218	105	531	215
Selling, general and administrative	2,272	7	2,438	15
Total depreciation and amortization	$ 3,381	$ 124	$ 3,922	$ 250

LOCAL BOUNTI CORPORATION
UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(in thousands)
RECONCILIATION OF GROSS PROFIT TO ADJUSTED GROSS PROFIT AND ADJUSTED GROSS PROFIT
MARGIN

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Sales	$ 6,269	$ 108	$ 6,551	$ 165
Cost of goods sold	6,281	81	6,520	126
Gross profit	(12)	27	31	39
Depreciation	891	12	953	20
Stock-based compensation	47	—	52	—
Business combination related integration costs	428	—	428	—
Business combination fair value basis adjustment to inventory	1,042	—	1,042	—
Adjusted gross profit	$ 2,396	$ 39	$ 2,506	$ 59
Adjusted gross margin %	38%	36%	38%	36%
RECONCILIATION OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSE TO ADJUSTED SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Selling, general and administrative	$ 23,141	$ 2,962	$ 44,502	$ 11,256
Stock-based compensation	(11,164)	—	(21,687)	(4,942)
Depreciation and amortization	(2,272)	(7)	(2,438)	(15)
Business acquisition and strategic transaction due diligence and integration related costs	(1,213)	—	(5,719)	—
Restructuring and business realignment costs	(501)	—	(621)	—
Adjusted selling, general and administrative	$ 7,991	$ 2,955	$ 14,037	$ 6,299

RECONCILIATION OF NET LOSS TO ADJUSTED EBITDA

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net loss	$ (31,663)	$ (7,590)	$ (57,435)	$ (16,988)
Stock-based compensation expense	11,696	—	22,709	4,942
Interest expense, net	5,465	1,268	7,108	1,673
Depreciation	1,285	125	1,826	250
Amortization	2,096	—	2,096	—
Business combination fair value basis adjustment to inventory	1,042	—	1,042	—
Business acquisition and strategic transaction due diligence and integration related costs	1,641	—	6,147	—
Restructuring and business realignment costs	501	—	621	—
Convertible notes fair value adjustment	—	2,685	—	2,984
Loss from disposal of fixed assets	84	—	280	—
Management fee income	(28)	(24)	(58)	(44)
Other income and expense	—	3	—	3
Adjusted EBITDA	$ (7,881)	$ (3,533)	$ (15,664)	$ (7,180)